Mail Stop 6010   July 31, 2008

Michael M. Salerno
Chief Executive Officer
Life Nutrition Products, Inc.
121 Monmouth Street, Suite A,
Red Bank, New Jersey 07701

            Re: Life Nutrition Products, Inc.
                     Registration Statement on Form S-1
                     Filed July 21, 2008
                     File No. 333-152432

Dear Mr. Salerno:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that you have included a description of your December 2007 private
    placement but that you are registering shares in addition to those sold in the
    private placement. Please provide a complete description of the transactions in
    which the shares were initially issued to the selling security holders.

Selling Security Holders, page 22

2. We note that your company's officers and directors are listed as selling security holders. Please identify these individuals as underwriters in your offering.

SIGNATURES, page 46

3. We note that your registration statement does not include the signature of your principal financial officer or your principal accounting officer or controller. Please include the signatures of these individuals in an amended Form S-1. If an individual occupies more than one specified position please indicate each capacity in which the person is signing. See Instructions 1 and 2 to the Signatures section of Form S-1.

.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Laura Anthony, Esq.
        Legal & Compliance, LLC
        330 Clematis Street, Suite 217
        West Palm Beach, FL 33401